OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hollinger Inc. (Last) (First) (Middle)		Hollinger International Inc. (HLR)

	401 North Wabash Avenue Suite 740 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/02/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Chicago, IL, 60611 (City) (State) (Zip)		☐	Director	☐	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				(1)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Class A Common Stock		(2)				X			69,000	D	(3)		(4)		(5)		(6)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series II Preference Shares		(3)		(2)				X				150,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(6)			(7)	(8)		(9)		(10)		(10)		(10)

Explanation of Responses:

Name and Address of Reporting Person:
     Hollinger Inc. (“HI”)
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
     Hollinger International Inc./HLR

Statement for Month/Day/Year
October 2, 2002

Additional Reporting Persons:

     The Ravelston Corporation Limited (“Ravelston”)
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611
     Relationship to Issuer: 10% Owner

     The Lord Black of Crossharbour PC(C), OC, KCSG (“CMB”)
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer: Director, Officer and 10% Owner

     Barbara Amiel Black (“Amiel”)
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer: Director, Officer and 10% Owner
               via spouse (CMB)

Explanations:

(1)	(i) For HI: 10% Owner

(ii)	For Ravelston: 10% Owner

(iii)	For CMB: Director, Officer (Chairman, President and Chief Executive Officer) and 10% Owner

(iv)	For Amiel: Director and Officer (Vice President) and 10% owner via spouse CMB.

(2)	The disposition of shares of the Company’s Class A Common Stock (“Class A Common Shares”) occurred on October 2, 2002 (with respect to an aggregate of 69,000 Class A Common Shares) in connection with the retraction of Series II Preference Shares (“Series II Shares”) issued by HI, the Issuer’s parent corporation.

(3)	The consideration given for the exchange of each Series II Share was 0.46 of a Class A Common Share.

(4)	(i) For HI: 28,478,831 Class A Common Shares held directly by HI and indirectly via its wholly owned subsidiary 504468 N.B. Inc.

(ii)	For Ravelston: 28,478,832 Class A Common Shares indirectly via its control over HI

(iii)	For CMB: 28,478,832 Class A Common Shares via his control over Ravelston, which controls HI, 600 Class A Common Shares directly, 9,600 Class A Common Shares indirectly via Conrad Black Capital Corporation, 50 Class A Common Shares indirectly via son, and 500 Class A Common Shares indirectly via spouse. CMB disclaims beneficial ownership of his son’s and spouse’s securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(iv)	For Amiel. 28,478,832 Class A Common Shares via spouse’s control over Ravelston, 500 Class A Common Shares directly, 9,600 Class A Common Shares indirectly via spouse’s control over Conrad Black capital corporation, 50 Class A Common Shares indirectly via spouse’s son, and 600 Class A Common Shares indirectly via spouse. Amiel disclaims beneficial ownership of her spouse’s and her spouse’s son’s securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(5)	(i) For HI: Directly.

(ii)	For Ravelston:Indirectly, via its control of HI.

(iii)	For CMB: Directly and indirectly, via his control of Ravelston, which controls HI.

(iv)	For Amiel: Directly and indirectly via her spouse, CMB, and his control of Ravelston, which controls HI.

(6)	Immediately.

(7)	Class A Common Stock of the Issuer.

(8)	69,000

(9)	The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of Cdn.$10.00 per share.

(10)	(i) For HI: 4,605,979 Series II Shares remain outstanding, resulting in a put equivalent position with respect to 2,118,750 Class A Common Shares.

(ii)	For Ravelston: 66,963 Series II Shares directly, resulting in a call equivalent position with respect to 30,679 Class A Common Shares. Via its control of HI, Ravelston indirectly beneficially owns HI’s position in the Series II Shares.

(iii)	For CMB: 1,611,039 Series II Shares directly, resulting in a call equivalent position with respect to 741,077 Class A Common Shares. Via his control of Ravelston (and its control of HI), CMB indirectly beneficially owns Ravelston’s and HI’s positions in the Series II Shares.

HOLLINGER INC. /s/ Charles G. Cowan	October 4, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

THE RAVELSTON CORPORATION LIMITED /s/ Charles G. Cowan	October 4, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

/s/ Conrad M. Black	October 4, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

/s/ Barbara Amiel Black	October 4, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.